SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                 DNA PLANT TECHNOLOGY CORPORATION

              COMMON STOCK, PAR VALUE $0.01 PER SHARE

                              2332361
                          (CUSIP Number)

                           JOHN W. WARD
               E. I. DU PONT DE NEMOURS AND COMPANY
                          (302) 774-4103
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           May 23, 1995
                     ------------------------
               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 STATEMENT PURSUANT TO RULE 13D-1
                              OF THE
                   GENERAL RULES AND REGULATIONS
                            UNDER THE
            SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

            ******************************************

          Items 2, 5, 6, and 7 of the statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities and Exchange Act of 1934 by E. I. du Pont de Nemours and Company ("DuPont"), (the "Statement"), are further amended by the information set forth below to reflect execution of a new agreement between DNA Plant Technology, Inc. ("DNAP") and DuPont and Du Pont Chemical and Energy Operations, Inc. ("DCEO"), a wholly-owned subsidiary of DuPont.


Item 2.   Identity and Background

          The name and principal business address of the persons filing this statement are:

              E. I. du Pont de Nemours and Company
              1007 Market Street
              Wilmington, Delaware  19898

              Du Pont Chemical and Energy Operations, Inc.
              1007 Market Street
              Wilmington, Delaware  19898

          DuPont was founded in 1802 and was incorporated in Delaware in 1915. The company is the largest United States chemical producer and is one of the leading chemical producers worldwide. The company conducts fully integrated petroleum operations primarily through its wholly owned subsidiary Conoco Inc. and, in 1993, ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, ninth in the production of natural gas, and seventh in refining capacity. Conoco Inc. and other subsidiaries and affiliates of DuPont conduct exploration, production, mining, manufacturing or selling activities, and some are distributors of products manufactured by the company.

          The company operates globally through approximately twenty strategic business units. Within the strategic business units approximately 85 businesses manufacture and sell a wide range of products to many different markets, including the energy, transportation, textile, construction, automotive, agricultural, printing, health care, packaging and electronics markets.

          The company and its subsidiaries have operations in about 70 nations worldwide and, as a result, about 47% of consolidated sales are derived from sales outside the United States, based on the location of the corporate unit making the sale. Total worldwide employment at year-end 1994 was about 107,000 people.

          DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its intangible investments and the collection and distribution of the income from such investments. DCEO is a wholly-owned indirect subsidiary of DuPont.

          Information concerning the directors and executive officers of DuPont and DCEO is contained in an updated Schedule A attached hereto. Neither DuPont, DCEO, nor, to the knowledge of DuPont and DCEO, any of the persons listed in Schedule A hereto has been involved in any proceeding which would require disclosure under paragraphs (d) and (e) of this Item.

Item 5.   Interest in Securities of the Issuer

          DuPont and DCEO beneficially own 3,000,000 shares of DNAP Common Stock. Based on the number of shares of DNAP Common Stock issued and outstanding as of March 24, 1995 (30,815,838), and adding to that number the 2,750,000 shares of DNAP Common Stock which DuPont may acquire upon conversion of the Series A Convertible Preferred Stock (the 3,000,000 shares of DNAP Common Stock and the Series A Convertible Preferred Stock being referred to hereafter as the "Current Shares"), DuPont and DCEO beneficially own 17.1 percent of DNAP Common Stock. DuPont and DCEO share power to vote and to dispose of 3,000,000 shares of DNAP Common Stock.

          Except as described herein, neither DuPont, DCEO nor, to the knowledge of DuPont and DCEO, any of the persons listed in Schedule A hereto beneficially owns any equity securities of DNAP. Additionally, neither DuPont, DCEO nor, to the knowledge of DuPont and DCEO, any of the persons listed in Schedule A has effected any transaction in the equity securities of DNAP during the past sixty days.

Item 6.   Contracts, Arrangements or Understandings
          With Respect to Securities of the Issuer

          Except as described herein and Amendments No. 1 and No.
2 to this Schedule 13D, neither DuPont, DCEO nor, to the knowledge of DuPont and DCEO, any of the persons listed on Schedule A hereto has engaged in any contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item.

          DuPont, DCEO and DNAP recently executed new agreements
(the "1995 Agreements") addressing the following matters:

          (a) If, prior to March 1, 1997, DNAP files a registration statement under the Securities Act of 1933 with respect to a primary underwritten offering by DNAP of shares of DNAP Common Stock and DuPont and DCEO have not, prior to the filing date of such registration statement, sold or transferred any of the Current Shares pursuant to Section 1.01(b)(i) of the 1995 Agreement (described below), DNAP will use its best efforts to include in such registered offering 1,000,000 shares of DNAP Common Stock owned by DuPont or DCEO.

          (b) DuPont and DCEO agree that, prior to March 1, 1997, they will not exercise any registration rights with respect to, and will not, in the NASDAQ over-the-counter market (or other exchange on which the DNAP Common Stock is traded) sell any of the Current Shares, except that (i) DuPont or DCEO may sell up to 1,000,000 shares of DNAP Common Stock (A) pursuant to Section 1.01(a) of the 1995 Agreement (described above) or (B), after March 1, 1996, in the NASDAQ over-the-counter market (or other exchange on which DNAP Common Stock is traded) and (ii) DuPont and DCEO may sell any or all of the Current Shares (then held by DuPont or DCEO) in private placement transactions, provided that the purchaser or purchasers thereof agree with DNAP in writing to be bound by the provisions of the 1995 Agreement.

          (c) The registration of shares of DNAP Common Stock owned by DuPont or DCEO as provided by the 1995 Agreement will be deemed to be a "Piggyback Registration" as defined in the 1994 Agreement and shall be subject to all of the terms and provisions of the 1994 Agreement insofar as they relate to a Piggyback Registration, except that no part of any non-accountable expense allowance payable to the underwriters of such offering shall be paid by DuPont or DCEO.

          (d) DuPont's and DCEO's preemptive rights pursuant to the 1988 Stock Purchase Agreement have also been terminated.

          (e) DuPont and DNAP have also reached a number of other agreements with regard to technology rights.

Item 7.   Material to be Filed as Exhibits

          The following agreements are filed as an exhibit to this Amendment No. 3 to Schedule 13D.

     A.  Agreement dated as of May 10, 1995 between
         E. I. duPont de Nemours and Company, Du Pont
         Chemical and Energy Operations Inc. and DNA Plant
         Technology Corporation.

     B.  Agreement dated May 23, 1995 between DuPont and
         DCEO in which both agree that this Amendment 3 to the Statement is filed on behalf of both of them.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 23, 1995


                    E. I. Du Pont de Nemours and Company



                    By----------------------------------
                                 C. L. Henry
                              Senior Vice President


                    Du Pont Chemical and Energy Operations, Inc.



                    By----------------------------------
                              John C. Sargent
                                 President

                            SCHEDULE A

     1. Set forth below are the name, address and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. With the excpetion of Percy N. Barnevik, who is a Swedish citizen, each person listed below is a citizen of the United States of America.


NAME AND ADDRESS                   POSITION
----------------                   --------

Directors
---------

Percy N. Barnevik                  President and Chief
ABB Asea Brown Boveri Ltd.           Executive Officer
P. O. Box 8131                     ABB Asea Brown Boveri Ltd.
CH-8050
Zurich Switzerland

Andrew F. Brimmer                  President
Brimmer & Company, Inc.            Brimmer & Company, Inc.
4400 MacArthur Blvd., NW
Suite 302
Washington, D.C.  20007

Louisa C. Duemling                 Director
c/o John Thayer
1100 DuPont Building
1007 Market Street
Wilmington, DE  19898

Edward B. du Pont                  Director
1011 Wilmington Trust Center
Wilmington, DE  19801

Charles M. Harper                  Chairman and Chief
Suite 1500                           Executive Officer
One Central Park Plaza             RJR Nabisco Holdings, Inc.
Omaha, NE  68102

John A. Krol *                     Vice Chairman
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Constantine S. Nicandros *         Vice Chairman
Conoco Inc.
Conoco Center
600 North Dairy Ashford, PE 3034
Houston, TX  77079

William K. Reilly                  Visiting Professor
Institute for International        Stanford University
   Studies
Encina Hall, Room 200
Stanford University
Stanford, CA  91305-6055

H. Rodney Sharp, III               Director
9000 Du Pont Building
1007 Market Street
Wilmington, DE  19898

Charles M. Vest                    President
111 Memorial Drive                 Massachusetts Institute of
Cambridge, MA  02142                  Technology

Edgar S. Woolard, Jr. *            Chairman of the Board
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898


Executive Officers
------------------

Jerald A. Blumberg                 Senior Vice President
DuPont Fibers
Chestnut Run Plaza - WR 2147
1007 Market Street
Wilmington, DE  19898




--------------------------
* Also an Executive Officer of E. I. du Pont de Nemours and Company

Archie W. Dunham                   Senior Vice President
Conoco Inc.
PE-3020
600 N. Dairy Ashford
Houston, TX  77079

Gary W. Edwards                    Senior Vice President
Conoco Inc.
PE-3052
600 N. Dairy Ashford
Houston, TX  77079

Michael B. Emery                   Senior Vice President
DuPont Engineering and
  DuPont Information Systems
N-3408
1007 Market Street
Wilmington, DE  19898

Charles L. Henry                   Senior Vice President
DuPont Finance
D-8000
1007 Market Street
Wilmington, DE  19898

Charles O. Holliday, Jr.           Senior Vice President
DuPont Tower/Shin-Nikko Bldg.
10-1 Toranomon 2-Chome
Minato-ku
Tokyo, Japan 105

Robert v.d. Luft                   Senior Vice President
B-17235
1007 Market Street
Wilmington, DE  19898

Robert E. McKee, III               Senior Vice President
Conoco Inc.
PE-3070
600 N. Dairy Ashford
Houston, TX  77079

Joseph A. Miller                   Senior Vice President
DuPont Research and Development
9000 Du Pont Building
1007 Market Street
Wilmington, DE  19898

Stacey J. Mobley                   Senior Vice President
DuPont External Affairs
N-9510
1007 Market Street
Wilmington, DE  19898

Howard J. Rudge                    Senior Vice President and
DuPont Legal                          General Counsel
D-7038
1007 Market Street
Wilmington, DE  19898

     2. Set forth below are the names and addresses and positions with DCEO of each director and executive officer of DCEO. With the exception of Mireille Quirna, who is a French citizen, each person listed below is a citizen of the United States of America.

NAME AND ADDRESS                   POSITION
----------------                   --------

John C. Sargent                    Director and President
D-8036
1007 Market Street
Wilmington, DE  19898

Charles L. Downing                 Director, Vice President
D-8003                              and Treasurer
1007 Market Street
Wilmington, DE  19898

E. Catherine Stump                 Director
D-9098
1007 Market Street
Wilmington, DE  19898

Mireille Quirina                   Vice President
DuPont de Nemours International S.A.
2, Chemin du Pavillon
P. O. Box 50
CH-1218 Le Grand Saconnex
Geneva, Switzerland

Ann L. Douglas                     Secretary
D-8058
1007 Market Street
Wilmington, DE  19898

                                                  EXHIBIT A

                             AGREEMENT



     AGREEMENT, dated as of May 10, 1995, between DNA PLANT TECHNOLOGY CORPORATION, a Delaware corporation with offices at 6701 San Pablo Avenue, Oakland, California 94608 ("DNAP"),
E. I. DU PONT DE NEMOURS AND COMPANY, a Delaware corporation with offices at Barley Mill Plaza - Building 38, 4301 Lancaster Pike, Wilmington, Delaware 10805 ("EID"), and Du Pont Chemical and Energy Operations, Inc., a Delaware corporation with offices at 1007 Market Street, Wilmington. Delaware 19898 ("DCEO") (EID and DCEO being jointly referred to as "DuPont").

                       W I T N E S S E T H :

     WHEREAS, DCEO currently owns 1,000,000 shares of common stock par value $.01 per share ("DNAP Common Stock"), of DNAP and EID owns 2,000,000 shares of DNAP Common Stock and 2,750 shares of DNAP Series A Convertible Preferred Stock par value $.01 per share, which is currently convertible into 2,750,000 shares of DNAP Common Stock (all of such DNAP securities being referred to hereafter as the "Current Shares");

     WHEREAS, pursuant to both a Stock Purchase Agreement, dated as of December 9, 1988 (the "1988 Agreement"), and a Stock Purchase Agreement, dated as of January 17, 1994 (the "1994 Agreement"), between DNAP and DuPont, DuPont has certain demand and piggyback registration rights with regard to the Current Shares;

     NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

                             ARTICLE I

     1.01  Lock-up and Registration.

           (a) If, prior to March 1, 1997, DNAP files a registration statement under the Securities Act of 1933 with respect to a primary underwritten offering by DNAP of shares of DNAP Common Stock and DuPont has not, prior to the filing date of such registration statement, sold or transferred any of the Current Shares pursuant to Section 1.01(b)(i), DNAP will use its best efforts to include in such registered offering 1,000,000 shares of DNAP Common Stock owned by DuPont.

           (b) DuPont agrees that, prior to March 1, 1997, it will not exercise any registration rights with respect to, and will not, in the NASDAQ over-the-counter market (or other exchange on which the DNAP Common Stock is traded) sell any of the Current Shares, except that (i) DuPont may sell up to 1,000,000 shares of DNAP Common Stock (A) pursuant to Section 1.01(a) or (B), after March 1, 1996, in the NASDAQ over-the-counter market (or other exchange on which DNAP Common Stock is traded) and (ii) DuPont may sell any or all of the Current Shares (then held by DuPont) in private placement transactions, provided that the purchaser or purchasers thereof agree with DNAP in writing to be bound by the provisions of this
Section 1.01(b).

           (c) The registration of shares of DNAP Common Stock owned by DuPont as provided by Section 1.01(a) shall be deemed to be a "Piggyback Registration" as defined in the 1994 Agreement and shall be subject to all of the terms and provisions of the 1994 Agreement insofar as they relate to a Piggyback Registration, except that no part of any non-accountable expense allowance payable to the underwriters of such offering shall be paid by DuPont.

     1.02  Conditions to Obligations

           The obligations of the parties hereto are subject to the execution and delivery by the parties thereto of a certain technology licensing agreement between DNAP and EID dated as of the date hereof (the "1995 Technology Agreement").

                            ARTICLE II

                           Other Matters

     2.01  Termination of Right of First Refusal.

           Section 6.2 of the 1988 Agreement is hereby terminated and of no further force or effect.


                            ARTICLE III

                           Miscellaneous

     3.01  Communications.

           All notices or other communications hereunder shall be in writing and shall be given by registered or certified mail (postage prepaid and return receipt requested), by an overnight courier service which obtains a receipt to evidence delivery, or by telex or facsimile transmission (provided that written confirmation of receipt is provided), addressed as set forth below:

     If to DNAP:

                 DNA Plant Technology Corporation
                 6701 San Pablo Avenue
                 Oakland, California 94608

                 Attention:   Chief Executive Officer

     With a copy to:

                 DNA Plant Technology Corporation
                 6701 San Pablo Avenue
                 Oakland, CA 94608

                 Attention:   Chief Financial Officer


     If to DuPont:

                 E. I. du Pont de Nemours and Company
                 Barley Mill Plaza - Building 38
                 4301 Lancaster Pike
                 Wilmington, Delaware 19806

                    Attention:     Director of Finance
                                   DuPont Agricultural Products


     With a copy to:

                 E. I. du Pont de Nemours and Company
                 Barley Mill Plaza - Building 38
                 4301 Lancaster Pike
                 Wilmington, Delaware 19806

                 Attention:   Louis DelVecchio, Esq.


     If to DCEO:

                 DuPont, Chemical and Energy Operations, Inc.
                 1007 Market Street
                 DuPont Building, Room 8045
                 Wilmington, Delaware 19898

                 Attention:   Tom Schmelzer

or such other address as either party may designate to the other in accordance with the aforesaid procedure. All notices and other communications sent by overnight courier service shall be deemed to have been given as of the next business day after delivery thereof to such courier service, those given by telex or facsimile transmission shall be deemed given when sent and all notices and other communications sent by mail shall be deemed given as of the third business day after the date of deposit in the United States mail.

     3.02  Successors and Assigns.

           Neither party may sell, assign, transfer or otherwise convey any of its rights or delegate any of its duties under this Agreement, except (i) to (A) a corporation which has succeeded to substantially all of the business and assets of such party and has assumed in writing its obligations under this Agreement and
(B) a majority-owned subsidiary of a party, provided that the assignee will remain liable in the event of default by its assignee, notwithstanding such assignment and (ii) DuPont may assign its rights and delegate its duties under this Agreement, the 1988 Agreement and the 1994 Agreement (other than (x) any rights pursuant to Section 6.1 of the 1988 Agreement, which
Section 6.1 shall terminate upon such assignment or delegation, and (y) any demand registration rights with regard to the Current Shares pursuant to Section 7.5 of the 1988 Agreement and Section
5.02 of the 1994 Agreement to any purchaser of less than 1,000,000 shares of DNAP Common Stock (provided that the total number of demand registrations pursuant to the 1988 Agreement and the 1994 Agreement shall not be increased after any assignment by DuPont), and (z) any piggyback registration rights with regard to the Current Shares pursuant to Section 7.6 of the 1988 Agreement or Section 5.03 of the 1994 Agreement) to any purchaser of the Current Shares pursuant to Section 1.01(b)(ii). This Agreement shall be binding on the parties hereto and such respective permitted successors and assigns.


     3.03  Amendments and Waivers.

           Neither this Agreement nor any term hereof may be changed or waived (either generally or in a particular instance and either retroactively or prospectively) absent the written consent of DNAP and DuPont.


     3.04  Survival.

           The covenants and agreements made herein or in any certificate or document executed in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.


     3.05  Delays or Omissions; Waiver.

           No delay or omission to exercise any right, power or remedy accruing to either DNAP or DuPont upon any breach or default by the other under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

     3.06  Entire Agreement.

           This Agreement (together with the 1995 Technology Agreement and the 1988 Agreement and the 1994 Agreement) contain the entire understanding of the parties with respect to their respective subject matter and all prior negotiations, discussions, commitments and understandings heretofore had between them with respect thereto are merged herein and therein.


     3.07  Headings.

           All article and section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.


     3.08  Counterparts; Governing Law.

           This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to rules governing the conflict of laws.


     3.09  Costs.

           Each party hereto shall be responsible for its own costs and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby, including, without limitation, the fees and expenses of such party's accountants, lawyers and investment bankers.


     3.10  Further Actions.

           At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                           DNA PLANT TECHNOLOGY CORPORATION



                           By------------------------------
                              Name:  Chris Braunlich
                              Title: Chief Financial Officer

                           E. I. DU PONT DE NEMOURS AND COMPANY


                           By------------------------------
                              Name:
                              Title:


                           DU PONT CHEMICAL AND ENERGY
                              OPERATIONS, INC.


                           By------------------------------
                              Name:
                              Title:

                                        EXHIBIT B



                             AGREEMENT

          By this Agreement, the undersigned agree that the Amendment No. 3 to Schedule 13D being filed on or about this date with respect to the ownership by the undersigned of shares of Common Stock of DNA Plant Technology Corporation is being filed on behalf of each of us.


Dated:   May 23, 1995


                    E. I. du Pont de Nemours and Company



                    By-------------------------------------
                                 C. L. Henry
                              Senior Vice President


                    DuPont Chemical and Energy Operations, Inc.



                    By-------------------------------------
                              John C. Sargent
                                President